Exhibit 99.1

BGIN BLOCKCHAIN LIMITED Announces Appointment of
MaloneBailey, LLP as Independent Registered Public Accounting Firm

SINGAPORE, December 15, 2025 (GLOBE NEWSWIRE) -- BGIN BLOCKCHAIN LIMITED (“BGIN” or the “Company”; NASDAQ: BGIN), a digital asset technology company with proprietary cryptocurrency mining technologies and a manufacturer of cryptocurrency mining hardware, today announced the appointment of MaloneBailey, LLP (“MaloneBailey”) as the Company’s independent registered public accounting firm, effective December 12, 2025, replacing ZH CPA, LLC.

The decision to engage MaloneBailey follows a comprehensive evaluation process and was approved by the Audit Committee and the Board of Directors of the Company. MaloneBailey brings extensive experience in auditing companies within the cryptocurrency sector, positioning the firm well to support BGIN’s ongoing operations and long-term growth objectives in this dynamic industry.

The Company expresses its sincere gratitude to ZH CPA, LLC for their dedicated service and professionalism over the past four years.

About BGIN BLOCKCHAIN LIMITED

BGIN BLOCKCHAIN LIMITED (NASDAQ: BGIN) is a digital asset technology company with proprietary cryptocurrency-mining technologies that leverages its experience in designing ASIC chips and mining machines to penetrate new cryptocurrency opportunities and executing on long term strategic focus on self-mining. BGIN’s mission is to make crypto mining accessible to all by developing innovative products tailored to various market needs, from beginners to large-scale industrial miners. BGIN designs and manufactures mining machines under its ICERIVER brand, providing customers with operational flexibility through advanced mining infrastructure and hosting services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about BGIN’s beliefs, plans, and expectations, are forward-looking statements. Although BGIN believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and BGIN cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in BGIN’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional factors are discussed in BGIN’s filings with the SEC, which are available for review at www.sec.gov. All information provided in this press release is as of the date of this press release, and BGIN does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

BGIN BLOCKCHAIN LIMITED

Investor Relations

ir@bgin.com

Robin Yang

BGIN.IR@icrinc.com

Media Relations

pr@bgin.com

Brad Burgess

BGIN.PR@icrinc.com